EXHIBIT 99.1

Service Expertise Integrity

NORTHERN TRUST CORPORATION

Frederick H. Waddell
President & Chief Executive Officer

Citigroup 2009 Financial Services Conference

New York City
January 28, 2009

Northern Trust

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, dividend policy, expansion and business development plans, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2007 financial annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

2008: Significant and Rapid Change in Financial Services

S&P 500 – Full Year 2008


1500
1350
1200
1050
900
750
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
Oct
Nov
Dec
3/16/08: With U.S. Govt support, Bear Stearns acquired by JPMorgan Chase
4/1/08: UBS CEO steps down; $37B in cumulative writedowns
9/7/08: U.S. Govt to support Fannie Mae & Freddie Mac
9/15/08: Lehman Brothers declares bankruptcy; Bank of America announces Merrill Lynch acquisition
9/16/08: U.S. Govt to support AIG
9/21/08: Goldman Sachs & Morgan Stanley to become bank holding cos.
9/26/08: JPMorgan Chase announces Washington Mutual acquisition
10/3/08: Wells Fargo to acquire Wachovia
10/4/08: Dutch Govt purchases Fortis
10/13/08: RBS (UK) effectively nationalized
10/14/08: U.S. Govt announces it will buy preferred equity stakes in U.S. banks under the Troubled Asset Relief Program
10/19/08: ING receives Dutch Govt support
10/24/08: PNC announces National City acquisition
11/24/08: U.S. Govt to support Citigroup
12/11/08: Bernard Madoff arrested and charged with criminal securities fraud

- **Acceleration in consolidation**
- **Significant increase in government and regulatory oversight**
- **Fundamental changes in business models**

Northern Trust

Service Expertise Integrity

Northern Trust's Fundamentals Remain Sound

Service Expertise Integrity

- **Strategic Positioning**
  - Corporate and Institutional Services
  - Northern Trust Global Investments
  - Personal Financial Services
- **Financial Strength & Stability**
  - Earnings Power
  - High Quality Balance Sheet
  - Capital Strength

Northern Trust

Service

Expertise

Integrity

Strategic Positioning

Northern Trust Corporation

Northern Trust

Client-centric and Highly Focused Business Model



Our Clients
Pension Funds
Large Corporations
Investment Management Firms
Insurance Companies
Sovereign Wealth Funds
Government Agencies
Taft-Hartley
Foundations / Endowments / Healthcare
Families
Family Foundations
Family Offices
Individuals
Privately Held Businesses
Corporate & Institutional Services
Personal Financial Services
Northern Trust Global Investments
Worldwide Operations & Technology

Northern Trust

Service Expertise Integrity

Resisting the Temptation to Change Our Business Model

Businesses Northern Trust is NOT in:

- Investment Banking
- Sub-Prime Mortgage Underwriting
- Asset Backed Commercial Paper Conduits
- Private Equity Bridge Financing
- Discount Brokerage
- American Depositary Receipts
- Credit Cards
- Retail Banking
- Consumer Lending
- Venture Capital
- Stock Transfer
- DC Record Keeping

Service

Expertise

Integrity

Strategic Positioning

Personal Financial Services

Northern Trust

Extensive Reach in Affluent Market

85 PFS Offices in 18 States

Over 50% of the U.S. millionaire market resides within a 45-minute drive of Northern Trust offices.


Washington (1)
Minnesota (1)
Wisconsin (1)
Michigan (3)
Massachusetts (1)
Connecticut (1)
New York (1)
Delaware (1)
Nevada (1)
Illinois (19)
Ohio (1)
Colorado (1)
Missouri (1)
California (11)
Arizona (8)
Georgia (1)
Texas (7)
Florida (25)

Northern Trust

Integrated Approach and Comprehensive Capabilities

Building and Managing Wealth

- **Grow Assets**
  - Proprietary and Third-party Investment Managers
  - Active Index Strategies
  - Alternative Investments
- **Manage Risk**
  - Asset Diversification
  - Single-stock Concentration
  - Hedging Strategies
  - Stock Option Planning
- **Tax Liability Management**
  - Tax Sensitive Investing
  - Tax Loss Harvesting
  - Investment Vehicle Selection
- **Liquidity Management**
  - Deposit Services
  - Custom Lending
  - Short Term Cash Management Vehicles

Protecting and Transferring Wealth

- **Protect and Preserve Wealth**
  - Wealth Transfer Planning
  - Customized Trust Solutions
- **Transition Wealth**
  - Estate Settlement Services
  - Guardianship Services
- **Plan for Special Assets**
  - Family Business
  - Manage Non-Financial Assets

Creating a Legacy

- **Reinforce Family Values**
  - Family Education
  - Family Mission Statement
  - Advanced Wealth Transfer Strategies
- **Establish a Charitable Giving Tradition**
  - Implement a Tailored Philanthropic Strategy
  - Balance Charitable Giving with the Financial Needs of the Family
  - Ensure Tax-Efficiency of Philanthropic Vehicles

Spotlight: Wealth Management Group

Wealth Management Group – Assets Under Custody

($ Billions)

Industry Leading Provider to the World's Wealthiest Families:

- ~410 family relationships in 15 countries
- Average relationship size = $400+ million
- 20% of *Forbes 400 Richest Americans*
- WMG AUC CAGR 1998-2008 = 16%
- S&P 500 CAGR 1998-2008 = -3%



$38
$52
$61
$65
$65
$82
$101
$114
$160
$195
$168
S&P 500
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Northern Trust

Service

Expertise

Integrity

Strategic Positioning

Corporate & Institutional Services

Northern Trust

Vast World of Opportunities

Total Market: $189 Trillion[(1)]
Total Assets Under Custody Worldwide: $89 Trillion[(2)]


North America
$66 Trillion
Europe,
Middle East & Africa
$73 Trillion
Asia Pacific
$50 Trillion
Canada
$5 Trillion
U.S.
$61 Trillion
U.K.
$11 Trillion
Western Europe
$52 Trillion
Other
$10 Trillion
Japan
$20 Trillion
Emerging Asia
$22 Trillion
Other
$8 Trillion

(1) McKinsey & Company – Mapping Global Capital Markets, Fifth Annual Report, October 2008; Excludes $7 trillion of South American and Other Rest of World assets

(2) The Greensted Report, Fall 2008 – Top 9 custodians; Data as of June 2008.

Northern Trust

Full Array of Solutions for Sophisticated Institutional Investors

Asset Management

- Active
- Quantitative
- Investment outsourcing
- Liability driven investing
- Manager of managers
- Hedge funds
- Private equity
- Transition management

Asset Enhancement

- Cross-border pooling
- Trade execution
- Cash management
- Securities lending
- Foreign exchange
- Commission management

Asset Reporting

- Investment accounting
- Reporting and valuation
- Performance analytics
- Risk monitoring and reporting
- Trade execution analysis
- Data warehouse

Asset Administration

- Fund accounting
- Transfer agency
- Corporate secretarial
- Trustee
- Investment operations outsourcing

Asset Processing

- Safekeeping
- Settlement
- Derivatives processing
- Income collection
- Corporate actions
- Tax reclamation

Strategically Positioned in Three Dynamic Regions

North America

Europe, Middle East & Africa

Asia Pacific


Chicago
Toronto
London
Amsterdam
Dublin
Limerick
Guernsey
Jersey
Luxembourg
Abu Dhabi
Beijing
Tokyo
Hong Kong
Bangalore
Singapore
Melbourne

Northern Trust

Service | Expertise | Integrity

Spotlight: Pursuing Mandates Across Multiple Markets


Canada
United Kingdom
Norway
Switzerland
Finland
Sweden
Germany
Luxembourg
UAE
India
Japan
China
Ireland
France
Guernsey and Jersey
Netherlands
U.S.A.
Bermuda
Cayman Islands
Puerto Rico
Tunisia
Chile
Kuwait
Saudi Arabia
Bahrain
Qatar
Thailand
South Korea
Macau
Taiwan
Philippines
Brunei
Guam
Malaysia
Singapore
Hong Kong
Indonesia
Australia
New Zealand

- ✓ ~50% of AUC is Global
- ✓ ~46% of Net Income is non-U.S.
- ✓ ~30% of Staff is non-U.S.

Northern Trust

Service | Expertise | Integrity

Service

Expertise

Integrity

Strategic Positioning

Northern Trust Global Investments

Northern Trust

A Diversified, World Class Investment Manager

$575.5 Billion

Assets Under Management as of December 31, 2008

A Diversified Asset Manager

Across Asset Classes


Short Duration $245 Billion (43%)
Equities $198 Billion (34%)
Other $12 Billion (2%)
Fixed Income $120 Billion (21%)

Across Client Segments


Personal $132 Billion
Institutional $443 Billion

Across Styles


Active $328 Billion (57%)
Quantitative $219 Billion (38%)
Manager of Managers $29 Billion (5%)

Northern Trust

Service Expertise Integrity

Broad Array of Solutions for Personal and Institutional Clients

Rankings

	Rank	Category
Markets Served	**15th** Largest Manager	Worldwide Institutional Assets
	5th Largest Manager	U.S. Institutional Tax-Exempt Assets
	3rd Largest Manager	Defined Benefit Assets[1]
	9th Largest Manager	Manager of Managers Program[2]
Investment Strategy	**4th** Largest Manager	Indexed Domestic Equity
	4th Largest Manager	Indexed Domestic Fixed Income
	4th Largest Manager	Indexed International Equity
	3rd Largest Manager	Indexed International Fixed Income

Source: *Pensions & Investments* December 22, 2008 Data Book
[1]*Pensions & Investments* 2007 Special Report on Asset Managers
[2]*Pensions & Investments* December 24, 2007 Data Book

Spotlight: Manager of Managers Expertise

Providing Advice-Based Capabilities and Solutions

Northern Trust Global Advisors

More than 225 managers worldwide

Assets Under Management:

12/31/02 - $12.4B
12/31/08 - $28.6B
CAGR 16%

Pioneer of manager-of-managers programs (1979)

Global locations:

- Stamford, CT
- Chicago
- London
- Toronto

Investment professionals and research staff of 100

Offerings include:

- Total Plan Outsourcing
- Emerging and Minority Managers
- Private Equity Fund-of-Funds Program
- Hedge Fund-of-Funds Program

Service

Expertise

Integrity

Financial Strength and Stability

Northern Trust

Strong Financial Performance in Last Two Fiscal Years

	Full Year 2008	Full Year 2007
Trust, Inv. & Other Servicing Fees	$2,135 Million	$2,078 Million
Other Non-Interest Income	$897 Million	$586 Million
Net Interest Income	$1,129 Million	$908 Million
Total Revenues	$4,160 Million	$3,572 Million
Non-Interest Expenses	$2,964 Million	$2,280 Million
Net Income	$641 Million	$821 Million
Earnings Per Share	$2.79	$3.66
Assets Under Custody	$3.0 Trillion	$4.1 Trillion
Global Custody Assets	$1.4 Trillion	$2.1 Trillion
Assets Under Management	$575 Billion	$757 Billion

Northern Trust

Note: Excludes the impact of the VISA-related items incurred in 2007 and 2008.

Service Expertise Integrity

High Quality, Short Duration Securities Portfolio

$15.6B SECURITIES PORTFOLIO

- **90% of total securities rated triple-A**
- **Total net unrealized losses of only $348 million***



AFS Government Sponsored Agency
$10.9B / 70%
AFS Asset-Backed
$1.6B / 10%
Well diversified
85% rated triple-A
Subprime asset-backed total < 2% of total portfolio
69% of subprime asset-backed rated triple-A
AFS Other / $2.0B / 13%
HTM Other / $0.3B / 2%
HTM Obligations of States / Political Subdivisions
$0.8B / 5%

All data is as of December 31, 2008. *Preliminary; pre-tax

Northern Trust

Service Expertise Integrity

Diversified and High Quality Loan Portfolio

- Relationship-based lending practices
- Nonperforming assets represent only 0.33% of total outstanding loans
- Nonperforming loans are covered 2.4 times by current credit loss reserves
- Northern Trust does not:
  - Underwrite mortgage loans to sub-prime borrowers
  - Lend directly to hedge funds
  - Provide bridge financing to private equity deals
  - Offer an off-balance sheet commercial paper conduit for client liquidity

$31B LOAN PORTFOLIO

($ in Billions)



Leases
$1.1
3.7%
Non-U.S.
$1.8
5.8%
Other
$1.4
4.6%
Residential Real Estate
$10.4
33.8%
Personal
$4.8
15.5%
Commercial Real Estate
$3.0
9.8%
Commercial
$8.3
26.8%

All data is as of December 31, 2008.

Northern Trust

Service Expertise Integrity

Credit Quality is Notably Better Than Peer Averages

As of December 31, 2008



Non-Performing Assets as a % of Loans
0.33%
1.87%
Loan Loss Reserve as a % of Non-Performing Assets
229%
132%
Net Charge-Offs to Average Loans
0.22%
1.51%
Northern Trust
Peer Group* Average

*Peer group consists of the 20 largest U.S. Bank Holding Companies in terms of total balance sheet assets.
Peer group averages as of September 30, 2008. Source: SNL Financial

Northern Trust

Service | Expertise | Integrity

Outstanding Capital Strength

CAPITAL RATIOS	12/31/08	"Well Capitalized" Guideline
Northern Trust Corporation		
Tier 1 Capital Ratio	13.1%	6.0%
Total Risk-Based Ratio	15.4%	10.0%
Leverage Ratio	8.5%	5.0%

U.S. CAPITAL PURCHASE PROGRAM PARTICIPATION

- On November 14, the Treasury invested $1.5 billion in senior preferred stock and related warrants in Northern Trust
- In combination with our already strong capital position, the additional capital allows us to support clients and maximize growth opportunities.
- In addition, we will continue to support high quality loan growth in line with our existing strategies.

Note: 2008 capital ratios are preliminary and subject to revision.

TOTAL EQUITY ($ Billions)



CAGR: +13%
$2.1
$2.3
$2.7
$2.9
$3.1
$3.3
$3.6
$3.9
$4.5
$6.4
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Northern Trust

Service Expertise Integrity

Opportunities for Growth and Success Remain Plentiful

Personal Financial Services	Serving the complex needs of affluent clients
Corporate & Institutional Services	Serving institutional investors worldwide
Northern Trust Global Investments	Managing personal and institutional client assets

Service Expertise Integrity

NORTHERN TRUST CORPORATION

Frederick H. Waddell
President & Chief Executive Officer

Citigroup 2009 Financial Services Conference

New York City
January 28, 2009

Northern Trust